UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2023
Commission File Number 001-15144

TELUS CORPORATION
(Translation of registrant's name into English)

23rd Floor, 510 West Georgia Street
Vancouver, British Columbia V6B 0M3
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                          Form 40-F ☑

Incorporation by Reference

This report on Form 6-K and the exhibits hereto are specifically incorporated by reference into the registration statement on Form F-10 (File No. 333-266633), the registration statement on Form F-3D (File No. 333-258770) and the registration statements on Form S-8 (File Nos. 333-268186, 333-181463 and 333-125486), of TELUS Corporation.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS CORPORATION

By:	/s/ Andrea Wood
	Name:	Andrea Wood
	Title:	Chief Legal and Governance Officer

Date: November 3, 2023

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Exhibit Index

Exhibit Number	Description of Document

99.1	Consolidated Financial Statements
99.2	Management’s Discussion and Analysis

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